

Real value in a changing world

Investor Presentation
Jones Lang LaSalle
& The Staubach Company
 to Merge Operations

June 2008

Forward looking statements

Statements in this presentation regarding, among other things, future financial results and performance, achievements, plans and objectives, dividend payments and share repurchases may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance, achievements, plans and objectives of Jones Lang LaSalle to be materially different from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed under "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Quantitative and Qualitative Disclosures about Market Risk," and elsewhere in Jones Lang LaSalle's Annual Report on Form 10-K for the year ended December 31, 2007 and in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 and in other reports filed with the Securities and Exchange Commission. There can be no assurance that future dividends will be declared since the actual declaration of future dividends, and the establishment of record and payment dates, remains subject to final determination by the Company's Board of Directors. Statements speak only as of the date of this presentation. Jones Lang LaSalle expressly disclaims any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in Jones Lang LaSalle's expectations or results, or any change in events.

The Staubach Company Aligns With Growth Strategies

The chosen real estate expert and strategic adviser to the leading occupiers and investors around the world

Market Leading Positions:

Consolidating Industry
- Strong balance sheet
- Desired global platform
- Disciplined acquirer

Diversity In Uncertain Environment
- Current Capital Markets slow-down offset by:
  - The Staubach Company merger
  - Global platform breadth
  - Multiple growing service lines
  - Increasing market share
  - Investment management business

G1  **Local and Regional Service Operations** Execution

G2  **Global Corporate Solutions** Counter Cyclical

G3  **Global Capital Markets** Global Diversity

G4  **LaSalle Investment Management** Annuity

G5  **World Standard Business Operations** Operating Leverage

JONES LANG LASALLE®

The Staubach Company Overview

Premier US Brand in Tenant Representation Services

- **Staubach is a market-leading real estate advisory firm with a presence in over 20 U.S. markets**
  - Established over 30 years ago by Roger Staubach
- **Loyal employee base with more than 1,000 employees**
  - 94% professional retention
- **Consistent revenue and profit growth**
  - Four year revenue CAGR of 15%[1]
- **Variable compensation using commission model**
- **Diverse client base**
  - Top ten clients less than 15% of Staubach's 2007 fiscal year revenue
- **Majority of revenue, c. 85%, from tenant representation**
  - Tenant Representation demonstrated resiliency in the last market downturn

[1] Based on Staubach's historical financial results (unaudited)



Tenant Representation Service Offerings

- Strategic and advisory consulting
- Transaction management
- Lease and contract negotiation
- Research
- Lease administration
- Portfolio strategy
- Business and economic incentives

Combined Global Footprint

Two powerful firms, one game-changing opportunity



- ● The Staubach Company
- ● Jones Lang LaSalle

JONES LANG LASALLE®

Transaction Overview

- **Jones Lang LaSalle and The Staubach Company have entered a definitive agreement to merge operations**
  - Staubach's June 2008 fiscal revenues projected to be approximately $375 million
    - Significant opportunity to cross-sell JLL's broad services and global geography to Staubach clients
  - Staubach to receive guaranteed payments of $613 million, plus additional earn out opportunities of up to $114 million based on performance milestones
  - Expense synergies – expect at least $7.5 million of annual run rate
  - Expect transaction to be EPS accretive in 2009 on a U.S. GAAP basis
    - Currently projecting approximately $100 million of intangible assets
    - Currently projecting approximately $25 million of integration costs
    - Significant EPS accretion expected as integration costs fully expensed and intangible amortization burns off
  - Anticipate closing during third quarter 2008, subject to contract terms and Hart-Scott-Rodino approval
    - Transaction approved by Staubach shareholders

Transaction Overview

- Deferred payment structure and performance-based incentives (1)
  - $223 million consideration at close
    - $123 million paid in cash using existing credit facilities (2)
    - $100 million paid in Jones Lang LaSalle stock via a private placement issued to Staubach shareholders
      - Registration statement covering shares to be filed following filing of pro forma financial statements
  - $390 million of deferred payments (3)
    - 1st payment = $78m, 2nd payment = $156m, 3rd payment = $156m
    - Present value of deferred payments $317 million
  - Earn out payments commence as early as 2011, based on performance incentives measured over a period of up to four and one-half years after the closing

Sources and Uses

($ in Millions)

Credit Facilities	$	136	Purchase Price at Close (1)	$	223
PV of Deferred Payments (3)		317	PV of Deferred Payments (3)		317
Equity		100	Fees and Expenses		13
Total Sources	$	553	Total Uses	$	553

(1) Total Guaranteed Purchase Price is $624 million before the deduction of net closing date liabilities and $11 million to fund transition costs

(2) Cash payment at close to be reduced by the net closing date liabilities, as detailed in the merger agreement

(3) Deferred payments (reported as “Deferred business acquisition obligations” on JLL’s balance sheet) are scheduled to be paid on the 25th, 37th and 61st month anniversaries following the transaction closing

Jones Lang LaSalle
7

Strategic Rationale

Provides Opportunity to Expand on Staubach's Single-Service Model

Pre-Transaction Service Line Contribution

Actual 2007 Revenue: $2.7 billion


Integrated Facility Management 5%
Money Management 14%
Occupier Services 28%
Project and Development Services 15%
Tenant Representation 8%
Capital Markets 22%
Agency Leasing 13%
Prop. Mgmt. 9%
Valuation and Consulting 14%
Investor Services 36%

Post-Transaction Business Contribution

Pro Forma 2007 Revenue: $3.0 billion


Integrated Facility Management 4%
Money Management 12%
Occupier Services 35%
Project and Development Services 15%
Tenant Representation 16%
Capital Markets 21%
Valuations and Consulting 12%
Agency Leasing 12%
Prop. Mgmt. 8%
Investor Services 32%

- Enables cross-selling of additional services (Integrated Facilities Management "IFM" and Project Development Services "PDS") to existing Staubach clients
- Strengthens ability to sell Strategic Alliance transaction services to Jones Lang LaSalle's IFM / PDS-only clients
  - Earn out structure encourages expansion of client relationship to include tenant representation

Jones Lang LaSalle

Strategic Rationale

G1 and G2 in the Americas; Significant International Opportunities

Pre-Transaction Business Contribution



Actual 2007 Revenue: $2.7 billion

Post-Transaction Business Contribution



Pro Forma 2007 Revenue: $3.0 billion

- Strategic priorities:
  - G1 - Grow local market positions (executed to date with hiring and small acquisitions)
  - G2 - Expand execution capabilities for corporate clients
- Staubach's platform complements JLL Americas' strong national Corporate Solutions platform
  - Adds scale to Public Institutions penetration; become leader at federal level and add state-level capabilities
  - Adds scale to industrial brokerage and logistics-focused capabilities; one-third of JLL Corporate Solutions clients have industrial need
- Cross-border transaction referrals to Asia Pacific and Europe

JONES LANG LASALLE®

Strategic Rationale

Strong Staubach Leadership and Complementary Cultures

Staubach's Top Leadership Talent	Cultural Fit
• Depth of leadership at local and regional level	• Client first mentality
• Roger Staubach anticipated to join JLL Board of Directors	• Growth mindset
• Staubach management to take meaningful roles in combined organization	• Similar brand attributes and values
• Successfully manage broker compensation programs - which will be expanded in JLL	• Team oriented
• Sales and personal relationship development skill set embedded in Staubach culture	• Trust and integrity
	• Desire to be the best and achieve market leadership

JONES LANG LASALLE®

Strategic Rationale

Immediately Positions JLL as a Market Leader in Tenant Representation

- Staubach's scale, footprint and strong competitive position accelerates JLL's penetration of key US markets
  - Significantly strengthens JLL's leasing capabilities in local markets

- Both firms focus on top 20 markets with combination creating leading positions in majority of large office markets
  - New York, Washington DC metro, Chicago, Northern California, Dallas, Houston, Boston and Atlanta

- Integrating and cross selling combined capabilities adds value to clients by leveraging broader service offering
  - JLL's leading Corporate Solutions position in facilities management, project management and transaction management plus Staubach's strength in tenant representation increases separation from the competitive set
  - Adds depth and scale to combined practice groups including law firms, global logistics, data centers, call centers, healthcare and life sciences

- Combination reinforces JLL's position as the high quality brand for occupier clients

Jones Lang LaSalle®